SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Shanda Games Limited

(Name of Issuer)

Class A ordinary shares, par value $0.01 per share

(Title of Class of Securities)

81941U105*

(CUSIP Number)

Ji Wang

Liyou Investment Management (Shanghai) Company Limited

391 Guiping Road,

New International Commercial Center,

Building A, 19th Floor, Xuhui District, Shanghai, PRC.

+ 8621-54278388

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81941U105

(1)	Names of reporting persons Orient Hongzhi (Hong Kong) Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable.
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 shares
	(8)	Shared voting power 61,776,335 shares (1)
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 61,776,335 shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 61,776,335 shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.9% (2)
(14)	Type of reporting person (see instructions) CO

(1)	representing 61,776,335 Class A Ordinary Shares held by Orient Hongzhi (Hong Kong) Limited (“Orient Hongzhi”), a Hong Kong company, which is directly and wholly owned by HuaSung Holdings Limited, a British Virgin Islands business company (“HuaSung”), which is directly and wholly owned by Litian Investment Center (Shanghai) L.P., a limited partnership organized under the laws of the PRC (“Litian”), whose ordinary general partners are Liyou Investment Management (Shanghai) Company Limited, a company organized under the laws of the PRC (“Liyou”), and Zhejiang Huatong Holding Group Company Limited, a company organized under the laws of the PRC (“Huatong”).
(2)	percentage calculated based on total Class A Ordinary Shares outstanding as of June 11, 2015. As of June 11, 2015, 443,179,215 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 97,518,374 Class B Ordinary Shares were outstanding.

CUSIP No. 81941U105

(1)	Names of reporting persons HuaSung Holdings Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable.
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 shares
	(8)	Shared voting power 61,776,335 shares (1)
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 61,776,335 shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 61,776,335 shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.9% (2)
(14)	Type of reporting person (see instructions) CO

(1)	representing 61,776,335 Class A Ordinary Shares held by Orient Hongzhi (Hong Kong) Limited (“Orient Hongzhi”), a Hong Kong company, which is directly and wholly owned by HuaSung Holdings Limited, a British Virgin Islands business company (“HuaSung”), which is directly and wholly owned by Litian Investment Center (Shanghai) L.P., a limited partnership organized under the laws of the PRC (“Litian”), whose ordinary general partners are Liyou Investment Management (Shanghai) Company Limited, a company organized under the laws of the PRC (“Liyou”), and Zhejiang Huatong Holding Group Company Limited, a company organized under the laws of the PRC (“Huatong”).
(2)	percentage calculated based on total Class A Ordinary Shares outstanding as of June 11, 2015. As of June 11, 2015, 443,179,215 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 97,518,374 Class B Ordinary Shares were outstanding.

CUSIP No. 81941U105

(1)	Names of reporting persons Litian Investment Center (Shanghai) L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 shares
	(8)	Shared voting power 61,776,335 shares (1)
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 61,776,335 shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 61,776,335 shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.9% (2)
(14)	Type of reporting person (see instructions) PN

(1)	representing 61,776,335 Class A Ordinary Shares held by Orient Hongzhi (Hong Kong) Limited (“Orient Hongzhi”), a Hong Kong company, which is directly and wholly owned by HuaSung Holdings Limited, a British Virgin Islands business company (“HuaSung”), which is directly and wholly owned by Litian Investment Center (Shanghai) L.P., a limited partnership organized under the laws of the PRC (“Litian”), whose ordinary general partners are Liyou Investment Management (Shanghai) Company Limited, a company organized under the laws of the PRC (“Liyou”), and Zhejiang Huatong Holding Group Company Limited, a company organized under the laws of the PRC (“Huatong”).
(2)	percentage calculated based on total Class A Ordinary Shares outstanding as of June 11, 2015. As of June 11, 2015, 443,179,215 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 97,518,374 Class B Ordinary Shares were outstanding.

CUSIP No. 81941U105

(1)	Names of reporting persons Orient Hongtai (Hong Kong) Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable.
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 shares
	(8)	Shared voting power 61,776,334 shares (1)
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 61,776,334 shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 61,776,334 shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.9% (2)
(14)	Type of reporting person (see instructions) CO

(1)	representing 61,776,334 Class A Ordinary Shares held by Orient Hongtai (Hong Kong) Limited (“Orient Hongtai”), a Hong Kong company, which is directly wholly and owned by TonSung Holdings Limited, a British Virgin Islands business company, which is directly and wholly owned by Lihua Investment Center (Shanghai) L.P., a limited partnership organized under the laws of the PRC (“Litian”), whose ordinary general partners are Liyou Investment Management (Shanghai) Company Limited, a company organized under the laws of the PRC (“Liyou”), and Zhejiang Huatong Holding Group Company Limited, a company organized under the laws of the PRC (“Huatong”).
(2)	percentage calculated based on total Class A Ordinary Shares outstanding as of June 11, 2015. As of June 11, 2015, 443,179,215 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 97,518,374 Class B Ordinary Shares were outstanding.

CUSIP No. 81941U105

(1)	Names of reporting persons TonSung Holdings Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable.
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 shares
	(8)	Shared voting power 61,776,334 shares (1)
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 61,776,334 shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 61,776,334 shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.9% (2)
(14)	Type of reporting person (see instructions) CO

(1)	representing 61,776,334 Class A Ordinary Shares held by Orient Hongtai (Hong Kong) Limited (“Orient Hongtai”), a Hong Kong company, which is directly wholly and owned by TonSung Holdings Limited, a British Virgin Islands business company, which is directly and wholly owned by Lihua Investment Center (Shanghai) L.P., a limited partnership organized under the laws of the PRC (“Litian”), whose ordinary general partners are Liyou Investment Management (Shanghai) Company Limited, a company organized under the laws of the PRC (“Liyou”), and Zhejiang Huatong Holding Group Company Limited, a company organized under the laws of the PRC (“Huatong”).
(2)	percentage calculated based on total Class A Ordinary Shares outstanding as of June 11, 2015. As of June 11, 2015, 443,179,215 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 97,518,374 Class B Ordinary Shares were outstanding.

CUSIP No. 81941U105

(1)	Names of reporting persons Lihua Investment Center (Shanghai) L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 shares
	(8)	Shared voting power 61,776,334 shares (1)
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 61,776,334 shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 61,776,334 shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.9% (2)
(14)	Type of reporting person (see instructions) PN

(1)	representing 61,776,334 Class A Ordinary Shares held by Orient Hongtai (Hong Kong) Limited (“Orient Hongtai”), a Hong Kong company, which is directly wholly and owned by TonSung Holdings Limited, a British Virgin Islands business company, which is directly and wholly owned by Lihua Investment Center (Shanghai) L.P., a limited partnership organized under the laws of the PRC (“Lihua”), whose ordinary general partners are Liyou Investment Management (Shanghai) Company Limited, a company organized under the laws of the PRC (“Liyou”), and Zhejiang Huatong Holding Group Company Limited, a company organized under the laws of the PRC (“Huatong”).
(2)	percentage calculated based on total Class A Ordinary Shares outstanding as of June 11, 2015. As of June 11, 2015, 443,179,215 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 97,518,374 Class B Ordinary Shares were outstanding.

CUSIP No. 81941U105

(1)	Names of reporting persons Hao Ding International Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable.
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 shares
	(8)	Shared voting power 107,438,129 shares (1)
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 107,438,129 shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 107,438,129 shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 24.2% (2)
(14)	Type of reporting person (see instructions) CO

(1)	representing 107,438,129 Class A Ordinary Shares held by Hao Ding International Limited, a British Virgin Islands business company (“Hao Ding”), which is directly and wholly owned by Shanghai Hai Sheng Tong Investment Co., Ltd., a PRC company (“Hai Sheng Tong”), which is directly and wholly owned by Lihai Investment Center (Shanghai) L.P., a limited partnership organized under the laws of the PRC (“Lihai”), whose ordinary general partners are Liyou and Huatong.
(2)	percentage calculated based on total Class A Ordinary Shares outstanding as of June 11, 2015. As of June 11, 2015, 443,179,215 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 97,518,374 Class B Ordinary Shares were outstanding.

CUSIP No. 81941U105

(1)	Names of reporting persons Shanghai Hai Sheng Tong Investment Co., Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable.
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 shares
	(8)	Shared voting power 107,438,129 shares (1)
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 107,438,129 shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 107,438,129 shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 24.2% (2)
(14)	Type of reporting person (see instructions) CO

(1)	representing 107,438,129 Class A Ordinary Shares held by Hao Ding International Limited, a British Virgin Islands business company (“Hao Ding”), which is directly and wholly owned by Hai Sheng Tong, which is directly and wholly owned by Lihai Investment Center (Shanghai) L.P., a limited partnership organized under the laws of the PRC (“Lihai”), whose ordinary general partners are Liyou and Huatong
(2)	percentage calculated based on total Class A Ordinary Shares outstanding as of June 11, 2015. As of June 11, 2015, 443,179,215 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 97,518,374 Class B Ordinary Shares were outstanding.

CUSIP No. 81941U105

(1)	Names of reporting persons Lihai Investment Center (Shanghai) L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 shares
	(8)	Shared voting power 107,438,129 shares (1)
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 107,438,129 shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 107,438,129 shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 24.2% (2)
(14)	Type of reporting person (see instructions) PN

(1)	representing 107,438,129 Class A Ordinary Shares held by Hao Ding International Limited, a British Virgin Islands business company (“Hao Ding”), which is directly and wholly owned by Hai Sheng Tong, which is directly and wholly owned by Lihai Investment Center (Shanghai) L.P., a limited partnership organized under the laws of the PRC (“Lihai”), whose ordinary general partners are Liyou and Huatong
(2)	percentage calculated based on total Class A Ordinary Shares outstanding as of June 11, 2015. As of June 11, 2015, 443,179,215 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 97,518,374 Class B Ordinary Shares were outstanding.

CUSIP No. 81941U105

(1)	Names of reporting persons Liyou Investment Management (Shanghai) Company Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 shares
	(8)	Shared voting power 230,990,798 shares (1)(2)
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 230,990,798 shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 230,990,798 shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 52.1% (2)
(14)	Type of reporting person (see instructions) CO

(1)	representing 230,990,798 Class A Ordinary Shares, which is the total Class A Ordinary Shares held by Orient Hongzhi, Orient Hongtai, and Hao Ding, which were indirectly and wholly owned by Litian, Lihua, and Lihai, respectively. Liyou and Huatong are the ordinary general partners of each of Litian, Lihua and Lihai.
(3)	percentage calculated based on total Class A Ordinary Shares outstanding as of June 11, 2015. As of June 11, 2015, 443,179,215 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 97,518,374 Class B Ordinary Shares were outstanding.

CUSIP No. 81941U105

(1)	Names of reporting persons Zhejiang Huatong Holding Group Company Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 shares
	(8)	Shared voting power 230,990,798 shares (1)
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 230,990,798 shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 230,990,798 shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 52.1% (2)
(14)	Type of reporting person (see instructions) CO

(1)	representing 230,990,798 Class A Ordinary Shares, which is the total Class A Ordinary Shares held by Orient Hongzhi, Orient Hongtai, and Hao Ding, which were indirectly and wholly owned by Litian, Lihua, and Lihai, respectively. Liyou and Huatong are the ordinary general partners of each of Litian, Lihua and Lihai.
(3)	percentage calculated based on total Class A Ordinary Shares outstanding as of June 11, 2015. As of June 11, 2015, 443,179,215 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 97,518,374 Class B Ordinary Shares were outstanding.

CUSIP No. 81941U105

(1)	Names of reporting persons Ji Wang
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 shares
	(8)	Shared voting power 230,990,798 shares (1)
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 230,990,798 shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 230,990,798 shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 52.1% (2)
(14)	Type of reporting person (see instructions) IN

(1)	representing 230,990,798 Class A Ordinary Shares, which is the total Class A Ordinary Shares held by Orient Hongzhi, Orient Hongtai, and Hao Ding, which were indirectly and wholly owned by Litian, Lihua, and Lihai, respectively. Liyou and Huatong are the ordinary general partners of each of Litian, Lihua and Lihai. Ji Wang owns 50% of the outstanding equity interest of Liyou.
(2)	percentage calculated based on total Class A Ordinary Shares outstanding as of June 11, 2015. As of June 11, 2015, 443,179,215 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 97,518,374 Class B Ordinary Shares were outstanding.

(1)	Names of reporting persons Heng Shao
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 shares
	(8)	Shared voting power 230,990,798 shares (1)
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 230,990,798 shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 230,990,798 shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 52.1% (2)
(14)	Type of reporting person (see instructions) IN

(1)	representing 230,990,798 Class A Ordinary Shares, which is the total Class A Ordinary Shares held by Orient Hongzhi, Orient Hongtai, and Hao Ding, which were indirectly and wholly owned by Litian, Lihua, and Lihai, respectively. Liyou and Huatong are the ordinary general partners of each of Litian, Lihua and Lihai. Heng Shao owns 50% of the outstanding equity interest of Liyou.
(2)	percentage calculated based on total Class A Ordinary Shares outstanding as of June 11, 2015. As of June 11, 2015, 443,179,215 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 97,518,374 Class B Ordinary Shares were outstanding.

CUSIP No. 81941U105

(1)	Names of reporting persons Miaotong Wang
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 shares
	(8)	Shared voting power 230,990,798 shares (1)
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 230,990,798 shares (1)
(11)	Aggregate amount beneficially owned by each reporting person 230,990,798 shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 52.1% (2)
(14)	Type of reporting person (see instructions) IN

(1)	representing 230,990,798 Class A Ordinary Shares, which is the total Class A Ordinary Shares held by Orient Hongzhi, Orient Hongtai, and Hao Ding, which were indirectly and wholly owned by Litian, Lihua, and Lihai, respectively. Liyou and Huatong are the ordinary general partners of each of Litian, Lihua and Lihai. Miaotong Wang owns 90% of the outstanding equity interest of Huatong.
(2)	percentage calculated based on total Class A Ordinary Shares outstanding as of June 11, 2015. As of June 11, 2015, 443,179,215 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 97,518,374 Class B Ordinary Shares were outstanding.

ITEM 1.	SECURITY AND ISSUER.

This Statement relates to Class A ordinary shares, par value US$0.01 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value US$0.01 per share (“Class B Ordinary Shares”), of the Issuer. The principal executive office of the Issuer is located at No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai 201203, the People’s Republic of China (“PRC”).

The Issuer’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each representing two Class A Ordinary Shares, are listed on the NASDAQ Global Select Market under the symbol “GAME.”

ITEM 2.	IDENTITY AND BACKGROUND:

(a)-(c) This Statement is being filed jointly by and on behalf of (a) Orient Hongzhi (Hong Kong) Limited, a company organized under the laws of Hong Kong (“Orient Hongzhi”), (b) HuaSung Holdings Limited, a company organized under the laws of the British Virgin Islands (“HuaSung”), (c) Litian Investment Center (Shanghai) L.P., a limited partnership organized under the laws of the PRC (“Litian”), (d) Orient Hongtai (Hong Kong) Limited, a company organized under the laws of Hong Kong (“Orient Hongtai”), (e) TonSung Holdings Limited, a company organized under the laws of the British Virgin Islands (“TonSung”), (f) Lihua Investment Center (Shanghai) L.P., a limited partnership organized under the laws of the PRC (“Lihua”), (g) Hao Ding International Limited, a company organized under the laws of the British Virgin Islands (“Hao Ding”), (h) Shanghai Hai Sheng Tong Investment Co., Ltd., a company organized under the laws of the PRC (“Hai Sheng Tong”), (i) Lihai Investment Center (Shanghai) L.P., a limited partnership organized under the laws of the PRC (“Lihai”), (j) Liyou Investment Management (Shanghai) Company Limited, a company organized under the laws of the PRC (“Liyou”), (k) Zhejiang Huatong Holding Group Company Limited, a company organized under the laws of the PRC (“Huatong”), (l) Ji Wang, an individual (“JW”), (m) Heng Shao, an individual (“HS”), and (n) Miaotong Wang, and individual (“MW”, together with Orient Hongzhi, HuaSung, Litian, Orient Hongtai, TonSung, Lihua, Hao Ding, Hai Sheng Tong, Lihai, Liyou, Huatong, JW and HS, the “Reporting Persons”), pursuant to their agreement to the joint filing of this Statement, filed herewith as Exhibit 7.01.

Orient Hongzhi was formed for the purpose of holding interests in the Issuer. Its principal business address at Flat 2, 19/F, Henan Building, 90-92 Jaffe Road, Wanchai, Hong Kong and its business telephone number is +86 21 6332 5888. Orient Hongtai Orient Hongzhi is directly wholly owned by HuaSung.

HuaSung’s principal business is making equity investments in private and public companies. Its principal business address, which also serves as its principal office, is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. HuaSung is directly wholly owned by Litian.

Litian’s principal business is venture capital or private equity investment and portfolio management. Its principal business address, which also serves as its principal office, is 55 Xili Road, Room 1513B, 15th Floor, Shanghai Free Trade Zone, Shanghai, PRC. Liyou and Huatong are the ordinary general partners of Litian.

Orient Hongtai was formed for the purpose of holding interests in the Issuer. Its principal business address, which also serves as its principal office, is 2829/F, 100 Queen’s Road Central, Central, Hong Kong. Orient Hongtai is directly wholly owned by TonSung.

TonSung principal business is making equity investments in private and public companies. Its principal business address, which also serves as its principal office, is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. TonSung is directly wholly owned by Lihua.

Lihua’s principal business is venture capital or private equity investment and portfolio management]. Its principal business address, which also serves as its principal office, is 55 Xili Road, Room 1545A, 15th Floor, Shanghai Free Trade Zone, Shanghai, PRC. Liyou and Huatong are the ordinary general partners of Lihua.

Hao Ding was formed for the purpose of holding interests in the Issuer. Hao Ding’s principal business address, which also serves as its principal office, is 2810, No. 689 Guangdong Road, Huangpu District, Shanghai, PRC. Hao Ding is a direct wholly owned subsidiary of Hai Sheng Tong, which is owned by Lihai.

Hai Sheng Tong was formed for the purpose of holding interests in Hao Ding. Hai Sheng Tong’s principal business address, which also serves as its principal office, is 2810, No. 689 Guangdong Road, Huangpu District, Shanghai, PRC. Hai Sheng Tong is the sole shareholder of Hao Ding.

Lihai’s principal business is venture capital or private equity investment and portfolio management. Its principal business address, which also serves as its principal office, is 55 Xili Road, Room 1545A, 15th Floor, Shanghai Free Trade Zone, Shanghai, PRC. Liyou and Huatong are the ordinary general partners of Lihai.

Liyou’s principal business is capital investment and portfolio management. Its principal business address, which also serve as its principal office, is 55 Xili Road, Room 1547B, 15th Floor, Shanghai Free Trade Zone, Shanghai, PRC. Each of JW and HS owns 50% of the outstanding equity interest of Liyou.

Huatong’s principal business is capital investment and portfolio management. Its principal business address, which also serve as its principal office, is 439 Renmin Xi Road, Shangyu District, Shaoxing, Zhejiang, PRC. MW owns 90% of the outstanding equity interest of Huatong.

JW’s business address is 391 Guiping Road, New International Commercial Center, Building A, 19th Floor, Xuhui District, Shanghai, PRC. JW’s principal business is to serve as a director of Zhejiang Century Huatong Group Company Limited, a PRC company engaged in the development and operation of online games as well as manufacturing of automotive accessories with its business address at 439 Cao’e Street Renmin Xi Road, Shangyu, Zhejiang, PRC (“Century Huatong”), and the chief executive officer of Shanghai T2 Entertainment Company Limited, a PRC-based software and hardware technology development company with its business address at 391 Guiping Road, New International Commercial Center, Building A, 19th Floor, Xuhui District, Shanghai, PRC.

HS’ business address is 391 Guiping Road, New International Commercial Center, Building A, 19th Floor, Xuhui District, Shanghai, PRC. HS’s principal business is to serve as the CEO of Wuxi 7cool Network & Technology Company Limited, a PRC-based internet gaming company with its business address at 5 Xinhua Road, New District, Wuxi, Jiangsu, PRC.

MW’s business address is 439 Renmin Xi Road, Shangyu District, Shaoxing, Zhejiang, PRC. MW’s principal business is to serve as the chairman of the board and the manager of Huatong and the chairman of the board of Century Huatong.

(d) None of the Reporting Persons has been convicted in a criminal proceeding the past five years (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

On June 25, 2015, in a privately negotiated transaction, Litian, Orient Zhihui Investment Center (Shanghai) L.P., a limited partnership organized under the laws of the PRC (“Orient Zhihui”), HuaSung, and Orient Hongzhi entered into a Share Purchase Agreement (the “Litian Share Purchase Agreement”), pursuant to which Litian agreed to acquire the 100% equity interests of HuaSung from Orient Zhihui, which directly owns the 100% equity interests of HuaSung, which directly owns the 100% equity interests of Orient Hongzhi. The aggregate purchase price paid by Litian for the transaction was RMB 1,705,000,000 (approximately $274,506,329). The transaction closed on June 30, 2015, and the parties have filed appropriate documentation to obtain governmental approval for the share transfer. As a result, Litian, through HuaSung, beneficially owns 100% of the equity interest of Orient Hongzhi, which directly owns 61,776,335 Class A Ordinary Shares, which is the sole asset of Orient Hongzhi. Orient Hongzhi is the sole asset of HuaSung. The transaction was funded with capital contributions of Litian’s partners.

On June 25, 2015, in a privately negotiated transaction, Lihua, Orient Zhisheng Investment Center (Shanghai) L.P., a limited partnership organized under the laws of the PRC (“Orient Zhisheng”), TonSung and Orient Hongtai entered into a Share Purchase Agreement (the “Lihua Share Purchase Agreement”), pursuant to which Lihua agreed to acquire 100% equity interests of TonSung from Orient Zhisheng, which directly owns the 100% equity interests of TonSung, which directly owns 100% of the equity interests of Orient Hongtai. The aggregate purchase price paid by Lihua for the transaction is RMB 1,705,000,000 (approximately $274,506,329). The transaction closed on June 30, 2015, and the parties have filed appropriate documentation to obtain governmental approval for the share transfer. As a result, Lihua, through TonSung, beneficially owns 100% of the equity interest of Orient Hongtai, which directly owns 61,776,334 Class A Ordinary Shares, which is the sole asset of Orient Hongtai. Orient Hongtai is the sole asset of TonSung. The transaction was funded with capital contributions of Lihua’s partners.

On June 25, 2015, in a privately negotiated transaction, Lihai, Shanghai Buyout Fund L.P., a limited partnership organized under the laws of the PRC (“Haitong LP”), Xizang Runda Resource Ltd., a PRC company (“Xizang Runda”), Hai Sheng Tong and Hao Ding entered into a share purchase agreement (the “Lihai Share Purchase Agreement”), pursuant to which Lihai agreed to acquire 100% equity interests of Hai Sheng Tong from Haitong LP and Xizang Runda, which collectively and directly own the 100% equity interests of Hai Sheng Tong, which directly owns the 100% equity interests of Hao Ding. The aggregate purchase price paid by Lihai for the transaction was RMB 2,964,000,000 (approximately $477,206,312). The transaction closed on June 30, 2015, and the parties have filed appropriate documentation to obtain governmental approval for the share transfer. As a result, Lihai, through Hai Sheng Tong, beneficially owns 100% of the equity interest of Hao Ding, which directly owns 107,438,129 Class A Ordinary Shares, which is the sole asset of Hao Ding. Hao Ding is the sole asset of Hai Sheng Tong. The transaction was funded with capital contributions of Lihai’s partners.

ITEM 4.	PURPOSE OF TRANSACTION:

On March 16, 2015, Ningxia Yilida Capital Investment Limited Partnership, a limited partnership formed under the laws of the PRC and an affiliate of the Issuer’s acting chief executive officer, Mr. Yingfeng Zhang, (“Ningxia Yilida”), Ningxia Zhongyincashmere International Group Co., Ltd., a company formed under the laws of the PRC (“Ningxia”), Orient Hongtai, Orient Hongzhi, and Hao Ding (“Hao Ding”, together with Ningxia Yilida, Ningxia, Orient Hongzhi, Orient Hongtai, the “Consortium,” and each member of the Consortium, a “Consortium Member”), entered into a consortium agreement (the “Consortium Agreement”) which contemplated the parties would use a Cayman Islands company to acquire the Issuer in a transaction which would result in the Issuer being delisted from Nasdaq and deregistered under the Securities Exchange Act of 1934

On April 3, 2015, as contemplated by the Consortium Agreement, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with Capitalhold Limited, a Cayman Islands company (“Capitalhold”) and Capitalcorp Limited, a Cayman Islands company and a wholly-owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger and becoming a wholly-owned subsidiary of Capitalhold as a result of the Merger. At the effective time of the Merger, each of the Issuer’s Class A Ordinary Shares issued and outstanding immediately prior to the effective time of the Merger (including Ordinary Shares represented by ADSs) will be cancelled in consideration for the right to receive $3.55 per Ordinary Share or US$7.10 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) the Ordinary Shares held by each of Yili Shengda Investment Holdings (Hong Kong) Company Limited, a Hong Kong company and an affiliate of Mr. Yingfeng Zhang (“Yili Shengda”), Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited (“Zhongrong Shengda”), a Hong Kong company and an affiliate of Ningxia, Zhongrong Investment Holdings (Hong Kong) Co., Ltd., a Hong Kong company and an affiliate of Ningxia (“Zhongrong Investment”), Orient Hongtai, Orient Hongzhi, and Hao Ding (such shareholders, the “Rollover Shareholders,” and such Ordinary Shares, the “Rollover Shares”), and any Ordinary Shares held by Capitalhold, the Issuer or any of their subsidiaries immediately prior to the effective time of the Merger, each of which will be cancelled without payment of any consideration or distribution therefor, and (ii) Ordinary Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which Ordinary Shares will be cancelled at the effective time of the Merger for the right to receive the fair value of such Ordinary Shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands. The Merger is subject to the approval of the Issuer’s shareholders and various other closing conditions.

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders entered into a support agreement (the “Support Agreement”) with Capitalhold, pursuant to which the Rollover Shareholders agreed, among other things, that (i) each of them will vote the Rollover Shares in favor of the authorization and approval of the Merger Agreement and the transactions contemplated thereunder, including the Merger, and (ii) the Rollover Shares will be cancelled without payment of any consideration or distribution therefor at the effective time of the Merger.

Concurrently with the execution of the Merger Agreement, each of Ningxia Zhongrong Legend Equity Investment Partnership Enterprise (Limited Partnership), a PRC limited partnership (“Zhongrong Legend”), Ningxia Silkroad equity Investment Partnership Enterprise (Limited Partnership) (“Ningxia Silkroad”), and Zhengjun Equity Investment Partnership Enterprise (Limited Partnership), a PRC limited partnership and an affiliate of Ningxia Yilida (“Zhengjun Investment”), entered into an adherence agreement (individually, the “Zhongrong Legend Adherence Agreement,” the “Ningxia Silkroad Adherence Agreement,” and the “Zhengjun Investment Adherence Agreement”) with the existing Consortium Members, pursuant to which each of Zhongrong Legend, Ningxia Silkroad and Zhengjun Investment became a party to the Consortium Agreement and joined the Consortium.

Concurrently with the execution of the Merger Agreement, each of Zhongrong Legend, Ningxia Silkroad and Zhengjun Investment entered into an equity commitment letter (individually, the “Zhongrong Legend Equity Commitment Letter,” the “Ningxia Silkroad Commitment Letter,” and the “Zhengjun Investment Commitment Letter”) with Capitalhold, pursuant to which each of Zhongrong Legend, Ningxia Silkroad and Zhengjun Investment undertook to fund the transactions contemplated under the Merger Agreement through cash contributions in Capitalhold from each of them or their affiliates.

Concurrently with the execution of the Merger Agreement, each of Zhongrong Legend, Ningxia Silkroad and Zhengjun Investment entered into a limited guarantee (individually, the “Zhongrong Legend Limited Guarantee,” the “Ningxia Silkroad Limited Guarantee,” and the “Zhengjun Investment Limited Guarantee”) in favor of the Issuer with respect to, among other things, a portion of the payment obligations of Capitalhold and Merger Sub corresponding to the cash contributions committed by each of Zhongrong Legend, Ningxia Silkroad and Zhengjun Investment as set out in their respective equity commitment letters.

On June 25, 2015, in a privately negotiated transaction, Litian, Orient Zhihui, HuaSung, and Orient Hongzhi entered into the “Litian Share Purchase Agreement, pursuant to which Litian agreed to acquire the 100% equity interests of HuaSung from Orient Zhihui, which directly owns the 100% equity interests of HuaSung, which directly owns the 100% equity interests of Orient Hongzhi. The aggregate purchase price paid by Litian for the transaction was RMB 1,705,000,000 (approximately $274,506,329). The transaction closed on June 30, 2015, and the parties have filed appropriate documentation to obtain governmental approval for the share transfer. As a result, Litian, through HuaSung, beneficially owns 100% of the equity interest of Orient Hongzhi, which directly owns 61,776,335 Class A Ordinary Shares, which is the sole asset of Orient Hongzhi. Orient Hongzhi is the sole asset of HuaSung.

On June 25, 2015, in a privately negotiated transaction, Lihua, Orient Zhisheng, TonSung and Orient Hongtai entered into the Lihua Share Purchase Agreement, pursuant to which Lihua agreed to acquire 100% equity interests of TonSung from Orient Zhisheng, which directly owns the 100% equity interests of TonSung, which directly owns 100% of the equity interests of Orient Hongtai. The aggregate purchase price paid by Lihua for the transaction is RMB 1,705,000,000 (approximately $274,506,329). The transaction closed on June 30, 2015, and the parties have filed appropriate documentation to obtain governmental approval for the share transfer. As a result, Lihua, through TonSung, beneficially owns 100% of the equity interest of Orient Hongtai, which directly owns 61,776,334 Class A Ordinary Shares, which is the sole asset of Orient Hongtai. Orient Hongtai is the sole asset of TonSung.

On June 25, 2015, in a privately negotiated transaction, Lihai, Haitong LP, Xizang Runda Resource Ltd., a PRC company (“Xizang Runda”), Shanghai Hai Sheng Tong Investment Co, Ltd., a company organized under the laws of the P.R.C, (“ Hai Sheng Tong”) and Hao Ding International Limited, a BVI business company (“Hao Ding”) entered into a share purchase agreement (the “Lihai Share Purchase Agreement”), pursuant to which Lihai agreed to acquire 100% equity interests of Hai Sheng Tong from Haitong LP and Xizang Runda, which collectively and directly own the 100% equity interests of Hai Sheng Tong, which directly owns the 100% equity interests of Hao Ding. The aggregate purchase price paid by Lihai for the transaction was RMB 2,964,000,000 (approximately $477,206,312). The transaction closed on June 30, 2015, and the parties have filed appropriate documentation to obtain governmental approval for the share transfer. As a result, Lihai, through Hai Sheng Tong, beneficially owns 100% of the equity interest of Hao Ding, which directly owns 107,438,129 Class A Ordinary Shares, which is the sole asset of Hao Ding. Hao Ding is the sole asset of Hai Sheng Tong.

Liyou Investment Management (Shanghai) Company Limited, a company organized under the laws of the PRC, and Huatong Holding Group Company Limited, a company organized under the laws of the PRC, are the ordinary general partners of each of Litian, Lihua, and Lihai and have the joint authority to vote and to dispose of the securities owned by Litian and Lihua, respectively. Orient Securities Capital Company Limited, a company formed under the laws of the PRC (“Orient Capital”), serves as the administrative general partner of each of Litian, Lihua and Lihai. Pursuant to the terms of the partnership agreements of Litian, Lihua and Lihai, Orient Capital has no authority or power to vote or dispose of, or to direct the voting or disposition of the securities owned by Litian, Lihua, and Lihai. Accordingly, Orient Capital has no beneficial ownership interest in the securities owned by Litian, Lihua, and Lihai.

Century Huatong, whose stock is traded on the Shenzhen Stock Exchange, has announced that it may acquire all of the equity interests and assets of TonSung, HuaSung, and Hai Sheng Tong from Litian, Lihua, and Lihai, respectively, at their cost, including, without limitation, transaction and related costs, within one year after the closing of the Merger. Huatong, JW, and HS, are major shareholders of Century Huatong. No agreement has been entered into with respect to such transaction, and there is no assurance that such acquisition will be consummated.

If the Merger is completed, the ADSs would be delisted from the NASDAQ Global Select Market and the Issuer’s obligations to file periodic report under the Exchange Act would be terminated. In addition, consummation of the Merger could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board (as the board of the surviving company in the Merger) to consist solely of persons to be designated by the Consortium Members, and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company. No assurance can be given that the Merger will be consummated.

Descriptions of the Consortium Agreement, the Merger Agreement, the Support Agreement, the Zhongrong Legend Adherence Agreement, the Ningxia Silkroad Adherence Agreement, the Zhengjun Investment Adherence Agreement, the Zhongrong Legend Equity Commitment Letter, the Ningxia Silkroad Equity Commitment Letter, the Zhengjun Investment Equity Commitment Letter, the Zhongrong Legend Limited Guarantee, the Ningxia Silkroad Limited Guarantee and the Zhengjun Investment Limited Guarantee, the Litian Share Purchase Agreement, Lihua Share Purchase Agreement, and Lihai Share Purchase Agreement in this Statement are qualified in their entirety by reference to such above-mentioned agreements, copies of which are included as Exhibits 7.02, 7.03, 7.04, 7.05, 7.06, 7.07, 7.08, 7.09, 7.10, 7.11, 7.12, 7.13, 7.14, 7.15 and 7.16 hereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:

(a)-(b) The following disclosure assumes that there were a total of 443,179,215 Class A Ordinary Shares and 97,518,374 Class B Ordinary Shares outstanding as of June 11, 2015. Each Class A Ordinary Share is entitled to one vote per share and has no conversion rights. Each Class B Ordinary Share is entitled to 10 votes per share and is convertible at any time into one Class A Ordinary Share at the election of its holder. Information as to percentage interest is based on the outstanding ordinary shares on June 11, 2015.

Under the Litian Share Purchase Agreement, Lihua Share Purchase Agreement, and Lihai Share Purchase Agreement, Litian, Lihua, and Lihai will acquire an aggregate of 230,990,798 Class A Ordinary Shares, representing approximately 52.1% of the Issuer’s Class A Ordinary Shares, approximately 42.7% of the Issuer’s Class A Ordinary Shares and Class B Ordinary Shares taken together, and 16.3% of the voting power of the Issuer’s Class A Ordinary Shares and Class B Ordinary Shares taken together.

Liyou and Huatong are the ordinary general partners of each of Litian, Lihua, and Lihai, and may be deemed beneficial owners of the Issuer’s shares beneficially owned by Litian, Lihua, and Lihai.

In addition, pursuant to Section 13(d)(3) of the Act, the Reporting Persons, Ningxia, Zhongrong Legend, Ningxia Silkroad, and Ningxia Yilida, Zhengjun Investments, on the basis of the facts described in this Schedule 13D, be considered to be a “group.” As of the date hereof, Ningxia, Zhongrong Legend, Ningxia Silkroad, Ningxia Yilida, Zhengjun Investments collectively own 97,518,374 Class B Ordinary Shares and 80,577,828 Class A Ordinary Shares, collectively representing approximately 32.9% of the total ordinary shares outstanding as of June 11, 2015, and approximately 74.4% of total number of votes represented by the Class A Ordinary Shares and the Class B Ordinary Shares taken together.

The Reporting Persons disclaim beneficial ownership of any shares beneficially owned by Ningxia or Ningxia Yilida, Zhongrong Legend, Ningxia Silkroad, Zhengjun Investments, and neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owner of any of such ordinary shares.

(c) Except as set forth in Items 3 and 4, to the best knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the shares of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

Descriptions of the Consortium Agreement, the Merger Agreement, the Support Agreement, the Zhongrong Legend Adherence Agreement, the Ningxia Silkroad Adherence Agreement, the Zhengjun Investment Adherence Agreement, the Zhongrong Legend Equity Commitment Letter, the Ningxia Silkroad Equity Commitment Letter, the Zhengjun Investment Equity Commitment Letter, the Zhongrong Legend Limited Guarantee, the Ningxia Silkroad Limited Guarantee and, the Zhengjun Investment Limited Guarantee, the Litian Share Purchase Agreement, the Lihua Share Purchase Agreement, and the Lihai Share Purchase Agreement in this Statement under Item 4 are incorporated herein by reference in their entirety.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS:

Exhibit 7.01:	Joint Filing Agreement by and between the Reporting Persons dated June 30, 2015.

Exhibit 7.02:	Consortium Agreement dated March 16, 2015 (incorporated herein by reference to Exhibit 7.04 to Schedule 13D filed by Yili Shengda Investment Holdings (Hong Kong) Company Limited with the Securities and Exchange Commission on March 17, 2015).

Exhibit 7.03:	Merger Agreement dated April 3, 2015 (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on April 3, 2015).

Exhibit 7.04:	Support Agreement dated April 3, 2015 (incorporated herein by reference to Exhibit 7.05 to Schedule 13D filed by Yili Shengda Investment Holdings (Hong Kong) Company Limited with the Securities and Exchange Commission on April 6, 2015)

Exhibit 7.05:	Zhongrong Legend Adherence Agreement dated April 3, 2015 (incorporated herein by reference to Exhibit 7.06 to Schedule 13D filed by Yili Shengda Investment Holdings (Hong Kong) Company Limited with the Securities and Exchange Commission on April 6, 2015)

Exhibit 7.06	Ningxia Silkroad Adherence Agreement dated April 3, 2015 (incorporated herein by reference to Exhibit 7.07 to Schedule 13D filed by Yili Shengda Investment Holdings (Hong Kong) Company Limited with the Securities and Exchange Commission on April 6, 2015)

Exhibit 7.07	Zhengjun Investment Adherence Agreement dated April 3, 2015 (incorporated herein by reference to Exhibit 7.08 to Schedule 13D filed by Yili Shengda Investment Holdings (Hong Kong) Company Limited with the Securities and Exchange Commission on April 6, 2015)

Exhibit 7.08	Zhongrong Legend Equity Commitment Letter dated April 3, 2015 (incorporated herein by reference to Exhibit 7.09 to Schedule 13D filed by Yili Shengda Investment Holdings (Hong Kong) Company Limited with the Securities and Exchange Commission on April 6, 2015)

Exhibit 7.09	Ningxia Silkroad Equity Commitment Letter dated April 3, 2015 (incorporated herein by reference to Exhibit 7.10 to Schedule 13D filed by Yili Shengda Investment Holdings (Hong Kong) Company Limited with the Securities and Exchange Commission on April 6, 2015)

Exhibit 7.10	Zhengjun Investment Equity Commitment Letter dated April 3, 2015 (incorporated herein by reference to Exhibit 7.11 to Schedule 13D filed by Yili Shengda Investment Holdings (Hong Kong) Company Limited with the Securities and Exchange Commission on April 6, 2015)

Exhibit 7.11	Zhongrong Legend Limited Guarantee dated April 3, 2015 (incorporated herein by reference to Exhibit 99.3 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on April 3, 2015)

Exhibit 7.12	Ningxia Silkroad Limited Guarantee dated April 3, 2015 (incorporated herein by reference to Exhibit 99.4 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on April 3, 2015)

Exhibit 7.13	Zhengjun Investment Limited Guarantee dated April 3, 2015 (incorporated herein by reference to Exhibit 99.5 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on April 3, 2015)

Exhibit 7.14	Litian Share Purchase Agreement dated June 26, 2015 (incorporated herein by reference to Exhibit 7.34to Schedule 13D/A filed by Orient Finance Holdings (Hong Kong) Limited on July 1, 2015)

Exhibit 7.15	Lihua Share Purchase Agreement dated June 26, 2015 (incorporated herein by reference to Exhibit 7.35 to Schedule 13D/A filed by Orient Finance Holdings (Hong Kong) Limited on July 1, 2015)

Exhibit 7.16	Lihai Share Purchase Agreement dated June 26, 2015 (incorporated herein by reference to Exhibit 7.34 to Schedule 13D/A filed by Shanghai Buyout Fund L.P. on July 1, 2015)

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Transaction Statement is true, complete and correct.

Dated: July 2, 2015

Orient Hongzhi (Hong Kong) Limited

By:	/s/ Bo Chen
Name: Bo Chen
Title: Director

HuaSung Holdings Limited

By:	/s/ Yuntao Ma
Name: Yuntao Ma
Title: Director

Litian Investment Center (Shanghai) L.P.

By:	/s/ Bo Chen
Name: Bo Chen
Title: Legal Representative

Orient Hongtai (Hong Kong) Limited

By:	/s/ Bo Chen
Name: Bo Chen
Title: Director

TonSung Holdings Limitef

By:	/s/ Yuntao Ma
Name: Yuntao Ma
Title: Director

Lihua Investment Center (Shanghai) L.P.

By:	/s/ Bo Chen
Name: Bo Chen
Title: Legal Representative

Hao Ding International Limited

By:	/s/ Jing Liu
Name: Jing Liu
Title: Sole Director

Shanghai Hai Sheng Tong Investment Co., Ltd.

By:	/s/ Jing Liu
Name: Jing Liu
Title: Sole Director

Lihai Investment Center (Shanghai) L.P.

By:	/s/ Bo Chen
Name: Bo Chen
Title: Legal Representative

Liyou Investment Management (Shanghai) Company Limited

By:	/s/ Ji Wang
Name: Ji Wang
Title: Executive Director

Zhejiang Huatong Holding Group Company Limited

By:	/s/ Miaotong Wang
Name: Miaotong Wang
Title: Chairman

Ji Wang

/s/ Ji Wang

Heng Shao

/s/ Heng Shao

Miaotong Wang

/s/ Miaotong Wang

SCHEDULE I

ADDITIONAL INFORMATION CONCERNING

THE DIRECTORS AND EXECUTIVE OFFICERS OF ORIENT HONGZHI

Name	Present Principal Occupation or Employment	Business Address	Citizenship

Bo Chen*	Director; director of Orient Hongtai Capital Management (Shanghai) Co., Ltd. (“Hongtai Shanghai”), a PRC-based company with its principal business as acting as the general partner of Orient Zhisheng Investment Center (Shanghai) L.P.; director of Orient Hongtai Capital Management (Beijing) Co., Ltd. (“Hongtai Beijing”), a PRC-based company with its principal business as acting as the general partner of Orient Zhihui Investment Center (Shanghai) L.P.; director of Orient Ruide Orient Ruide Capital Management (Shanghai) Co., Ltd. (“Orient Ruide”), a PRC-based company with its principal business as providing investment management and consultancy services; director of Orient Securities Capital Company Limited (“Orient Capital”), a PRC-based company with its principal business as making equity investments in private and public companies; general manager of Hongtai Shanghai, Orient Ruide and Orient Capital	28-29/F 100 Queen’s Road Central, Central, Hong Kong	PRC

Yuntao Ma*	Director; director and general manager of Hongtai Beijing	36F, Building No. 2, Orient International Finance Center, 318 South Zhong Shan Road, Shanghai, PRC	PRC

Ji Wang**	Director; director of Zhejiang Century Huatong Group Company Limited, a PRC company engaged in the development and operation of online games as well as manufacturing of automotive accessories (“Century Huatong”); chief executive director of Shanghai T2 Entertainment Company Limited, a PRC-based software and hardware technology development company (“T2 Entertainment”)	391 Guiping Road, New International Commercial Center, Building A, 19th Floor, Xuhui District, Shanghai, PRC	PRC

Liang Tian**	Director; chief brand officer of Yuanliu International Trading (Shanghai) Company Limited, a PRC-based liquor and wine trading company with its business address as 1829 Beijing Xi Road, Jing’an District, Shanghai, PRC (“Shanghai Yuanliu”)	1829 Beijing Xi Road, Jing’an District, Shanghai, PRC	Australia

*	Departing director, resignation to be effective on July 10, 2015.
**	Incoming director, appointment to be effective on July 10, 2015.

ADDITIONAL INFORMATION CONCERNING

THE DIRECTORS AND EXECUTIVE OFFICERS OF HUASUNG

Name	Present Principal Occupation or Employment	Business Address	Citizenship

Yuntao Ma*	Sole director; director and general manager of Hongtai Beijing	36F, Building No. 2, Orient International Finance Center, 318 South Zhong Shan Road, Shanghai, PRC	PRC

Ji Wang**	Director; director of Century Huatong; chief executive director of T2 Entertainment	391 Guiping Road, New International Commercial Center, Building A, 19th Floor, Xuhui District, Shanghai, PRC	PRC

Liang Tian**	Director; chief brand officer of Shanghai Yuanliu	1829 Beijing Xi Road, Jing’an District, Shanghai, PRC	Australia

*	Departing director, resignation to be effective on July 10, 2015.
**	Incoming director, appointment to be effective on July 10, 2015.

ADDITIONAL INFORMATION CONCERNING

THE DIRECTORS AND EXECUTIVE OFFICERS OF ORIENT HONGTAI

Name	Present Principal Occupation or Employment	Business Address	Citizenship

Bo Chen*	Director; director of Hongtai Shanghai, Hongtai Beijing, Orient Ruide and Orient Capital; general manager of Hongtai Shanghai, Orient Ruide and Orient Capital	28-29/F 100 Queen’s Road Central, Central, Hong Kong	PRC

Yuntao Ma*	Director; director and general manager of Hongtai Beijing	36F, Building No. 2, Orient International Finance Center, 318 South Zhong Shan Road, Shanghai, PRC	PRC

Ji Wang**	Director; director of Century Huatong; chief executive director of T2 Entertainment	391 Guiping Road, New International Commercial Center, Building A, 19th Floor, Xuhui District, Shanghai, PRC	PRC

Liang Tian**	Director; chief brand officer of Shanghai Yuanliu	1829 Beijing Xi Road, Jing’an District, Shanghai, PRC	Australia

*	Departing director, resignation to be effective on July 10, 2015.
**	Incoming director, appointment to be effective on July 10, 2015.

ADDITIONAL INFORMATION CONCERNING

THE DIRECTORS AND EXECUTIVE OFFICERS OF TONSUNG

Name	Present Principal Occupation or Employment	Business Address	Citizenship

Yuntao Ma*	Sole director; director and general manager of Hongtai Beijing	36F, Building No. 2, Orient International Finance Center, 318 South Zhong Shan Road, Shanghai, PRC	PRC

Ji Wang**	Director; director of Century Huatong; chief executive director of T2 Entertainment	391 Guiping Road, New International Commercial Center, Building A, 19th Floor, Xuhui District, Shanghai, PRC	PRC

Liang Tian**	Director; chief brand officer of Shanghai Yuanliu	1829 Beijing Xi Road, Jing’an District, Shanghai, PRC	Australia

*	Departing director, resignation to be effective on July 10, 2015.
**	Incoming director, appointment to be effective on July 10, 2015.

ADDITIONAL INFORMATION CONCERNING

THE DIRECTORS AND EXECUTIVE OFFICERS OF HAO DING

Name	Present Principal Occupation or Employment	Business Address	Citizenship

Jing Liu*	Sole director; deputy director of investment of Haitong M&A Capital Management (Shanghai) Co., Ltd., a PRC-based company with its principal business as acting as the general partner of Shanghai Buyout Fund L.P.	2810, 689 Guangdong Road, Huangpu District, Shanghai 200001, the PRC	PRC

Ji Wang**	Director; director of Century Huatong; chief executive director of T2 Entertainment	391 Guiping Road, New International Commercial Center, Building A, 19th Floor, Xuhui District, Shanghai, PRC	PRC

Liang Tian**	Director; chief brand officer of Shanghai Yuanliu	1829 Beijing Xi Road, Jing’an District, Shanghai, PRC	Australia

*	Departing director, resignation to be effective on July 10, 2015.
**	Incoming director, appointment to be effective on July 10, 2015.

ADDITIONAL INFORMATION CONCERNING

THE DIRECTORS AND EXECUTIVE OFFICERS OF HAI SHENG TONG

Name	Present Principal Occupation or Employment	Business Address	Citizenship

Jing Liu*	Sole director; deputy director of investment of Haitong M&A Capital Management (Shanghai) Co., Ltd., a PRC-based company with its principal business as acting as the general partner of Shanghai Buyout Fund L.P.	2810, 689 Guangdong Road, Huangpu District, Shanghai 200001, the PRC	PRC

Ji Wang**	Director; director of Century Huatong; chief executive director of T2 Entertainment	391 Guiping Road, New International Commercial Center, Building A, 19th Floor, Xuhui District, Shanghai, PRC	PRC

Liang Tian**	Director; chief brand officer of Shanghai Yuanliu	1829 Beijing Xi Road, Jing’an District, Shanghai, PRC	Australia

*	Departing director, resignation to be effective on July 10, 2015.
**	Incoming director, appointment to be effective on July 10, 2015.

ADDITIONAL INFORMATION CONCERNING

THE DIRECTORS AND EXECUTIVE OFFICERS OF LIYOU

Name	Present Principal Occupation or Employment	Business Address	Citizenship

Ji Wang	Executive director of the board; director of Century Huatong; chief executive director of T2 Entertainment	391 Guiping Road, New International Commercial Center, Building A, 19th Floor, Xuhui District, Shanghai, PRC.	PRC

ADDITIONAL INFORMATION CONCERNING

THE DIRECTORS AND EXECUTIVE OFFICERS OF HUATONG

Name	Present Principal Occupation or Employment	Business Address	Citizenship

Miaotong Wang	Chairman of the board and manager; chairman of the board of Century Huatong	439 Renmin Xi Road, Shangyu District, Shaoxing, Zhejiang, PRC	PRC

Juanzhen Wang	Director of the board	439 Renmin Xi Road, Shangyu District, Shaoxing, Zhejiang, PRC	PRC

Yifeng Wang	Director of the board	439 Renmin Xi Road, Shangyu District, Shaoxing, Zhejiang, PRC	PRC